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Prospectus Supplement to Prospectus dated September 9, 2004

Registration No. 333-117628
Filed Pursuant to Rule 424(b)(3)

Unify Corporation

Supplement
To
Prospectus Dated September 9, 2004

        This is a Supplement to Unify Corporation's Prospectus, dated September 9, 2004, as supplemented, on September 14, 2004 and December 13, 2004 with respect to the offer and sale of up to 7,887,460 shares of Unify common stock, by the selling stockholders listed in the prospectus or their transferees. This Supplement amends and supplements certain information contained in the Prospectus. We encourage you to read this Supplement carefully.

        Unify is a global provider of enterprise software solutions to mid-size and large organizations. For more than 24 years, we have provided our 2,000 customers and 300 ISV partners around the world with productive and cost-effective application platform, database and application development solutions for building and deploying applications. Our software products and services enable businesses to rapidly, efficiently and seamlessly deliver applications that deliver the right information to the right people at the right time. Our software platform today gives organizations the ability to connect multiple data sources, quickly build forms-based applications, automate business processes and integrate disparate information to run, manage and optimize their business. By deploying Unify software, customers can increase revenue, enrich customer and citizen relationships, increase supply chain efficiencies and enhance operational effectiveness.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this Supplement and the Prospectus or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

ACQUISITION OF ACUITREK, INC.

        On February 2, 2005, Unify Corporation ("Unify") purchased Acuitrek, Inc. ("Acuitrek") pursuant to the terms of a Stock Purchase Agreement (the "Agreement") with Acuitrek and Daniel and Carrie Romine ("Sellers") pursuant to which Unify agreed to acquire all of the issued and outstanding equity securities of Acuitrek. Under the terms of the agreement, Unify will make an initial payment of $455,000, and over the next three years, retention-based earn-out payments of $1.1 million and potential performance-based earn-out payments, all to be paid with 50 percent cash and 50 percent Unify common stock (assuming profitability of the Acuitrek division). Additionally, Unify will assume approximately $150,000 of net liabilities and deferred revenue. Unify has agreed to register the shares issuable under the Agreement pursuant to a Registration Rights Agreement with the Sellers. A copy of the Agreement is attached as Exhibit 1.1 and a copy of the Registration Rights Agreement is attached as Exhibit 1.2 to Unify's Form 8-K filed with the Commission on February 7, 2005. The material assets of Acuitrek consist of proprietary software programs and applications and related business activities for management of risk pools and insurance for public entities. There is no material relationship between Unify on the one hand and Acuitrek and Sellers on the other hand other than in respect of the transactions described in the Agreement. Information about documents that have been incorporated by reference into the Prospectus is included in the section of the Prospectus captioned "Where You Can Find More Information About Us."

The date of this Supplement is February 25, 2005.

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Supplement To Prospectus Dated September 9, 2004